

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


RECD S.E.C.
AUG 2 5 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for August 21, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-102489
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

86463 Fieldstone 2003-1
Form SE (Collateral Term Sheet)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 25, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: 

Name: Matthew Lewis
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

FIELDSTONE MORTGAGE LOAN TRUST 2003-1

FIELDSTONE MORTGAGE LOAN TRUST 2003-1


FIELDSTONE
MORTGAGE COMPANY

Preliminary Collateral Characteristics **

Contacts		
Syndicate	Kevin White / Dan Covello	(212) 526-9519
Trading	Rishi Bansal	(212) 526-8315
	Matt Miller	(212) 526-8315
	Dan Wallace	(212) 526-8315
Residential Mortgage Finance	Matt Lewis	(212) 526-7447
	Shiv Rao	(212) 526-6205
	Martin Priest	(212) 526-0212
	Christina Barretto	(212) 526-2185
Structuring	Dennis Tsyba	(212) 526-1102

** Collateral characteristics are listed below as of the Aug. 1, 2003 Statistical Pool Cut-off Date. The characteristics of the final expected $500 million aggregate pool as of the Sept. 1, 2003 Cut-off Date may change.

Collateral Summary (FHLMC Conforming Pool)			
Total Number of Loans	1,360	**Geographic Distribution**	
Total Outstanding Loan Balance	228,483,899.40	(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
Average Loan Balance	168,002.87		
Fixed Rate	0.000%		
Adjustable Rate	100.000%	California - South	29.67%
Prepayment Penalty Coverage	85.213%	California - North	11.70%
Weighted Average Coupon	7.002%	Illinois	10.71%
Weighted Average Margin	5.669%	Colorado	9.10%
Weighted Average Initial Periodic Cap	3.000%	Arizona	5.34%
Weighted Average Periodic Cap	1.000%		
Weighted Average Maximum Rate	13.002%	**Largest Zip Code Concentration**	
Weighted Average Floor	7.002%	Zip Code (City) – 92069 (San Marcos, CA)	0.58%
Weighted Average Original Term (mo.)	360		
Weighted Average Remaining Term (mo.)	360	**Occupancy Status**	
Weighted Average LTV	85.300%	Primary Home	93.57%
Weighted Average CLTV	85.300%	Investment	6.18%
Weighted Average FICO	641	Second Home	0.25%
Weighted Average DTI	41.769%		
		Loan Purpose	
Product Type		Purchase	60.12%
2/28 ARM	99.05%	Cashout Refinance	26.47%
3/27 ARM	0.95%	Rate/Term Refinance	13.41%
Prepayment Penalty (years)		**Lien Position**	
None	14.787%	First Lien	100.0%
0.500	0.444%		
1.000	1.175%		
1.500	0.075%		
2.000	81.003%		
2.500	1.602%		
3.000	0.916%		

Collateral Characteristics (FHLMC Conforming Pool continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	38	1,671,080.00	0.73
50,000.01 - 100,000.00	288	22,280,501.00	9.75
100,000.01 - 150,000.00	319	40,181,026.50	17.59
150,000.01 - 200,000.00	248	43,700,163.00	19.13
200,000.01 - 250,000.00	216	48,455,904.00	21.21
250,000.01 - 300,000.00	181	49,256,481.90	21.56
300,000.01 - 350,000.00	58	18,190,493.00	7.96
350,000.01 - 400,000.00	9	3,400,250.00	1.49
400,000.01 - 450,000.00	2	868,800.00	0.38
450,000.01 - 500,000.00	1	479,200.00	0.21
Total:	**1,360**	**228,483,899.40**	**100.00**

Minimum.: 31,046.00
Maximum: 479,200.00
Weighted Average: 168,002.87

Collateral Characteristics (FHLMC Conforming Pool continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates

Rate	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.001 - 5.500	23	5,856,750.00	2.56
5.501 - 6.000	146	33,526,647.00	14.67
6.001 - 6.500	196	42,163,026.00	18.45
6.501 - 7.000	277	48,723,061.00	21.32
7.001 - 7.500	235	36,231,354.90	15.86
7.501 - 8.000	250	34,512,608.00	15.11
8.001 - 8.500	120	15,780,000.00	6.91
8.501 - 9.000	78	8,968,544.50	3.93
9.001 - 9.500	23	1,670,762.00	0.73
9.501 - 10.000	10	870,046.00	0.38
10.001 - 10.500	2	181,100.00	0.08
Total:	**1,360**	**228,483,899.40**	**100.00**

Minimum.: 4.990
Maximum: 10.500
Weighted Average: 7.002

Collateral Characteristics (FHLMC Conforming Pool continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
301 - 360	1,360	228,483,899.40	100.00
Total:	**1,360**	**228,483,899.40**	**100.00**

Minimum.: 360
Maximum.: 360
Weighted Average: 360

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
301 - 360	1,360	228,483,899.40	100.00
Total:	**1,360**	**228,483,899.40**	**100.00**

Minimum.: 358
Maximum: 360
Weighted Average: 360

Collateral Characteristics (FHLMC Conforming Pool continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan to Value Ratio

Original LTV (Given)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
20.01 - 25.00	1	40,000.00	0.02
30.01 - 35.00	4	312,000.00	0.14
45.01 - 50.00	4	669,208.00	0.29
50.01 - 55.00	11	1,381,100.00	0.60
55.01 - 60.00	7	1,064,200.00	0.47
60.01 - 65.00	9	1,198,209.00	0.52
65.01 - 70.00	41	5,841,323.00	2.56
70.01 - 75.00	83	10,554,591.50	4.62
75.01 - 80.00	391	67,636,789.00	29.60
80.01 - 85.00	280	51,900,469.00	22.72
85.01 - 90.00	295	48,866,257.90	21.39
90.01 - 95.00	41	6,995,563.00	3.06
95.01 - 100.00	193	32,024,189.00	14.02
Total:	**1,360**	**228,483,899.40**	**100.00**

Minimum.: 22.22
Maximum: 100.00
Weighted Average: 85.30

Collateral Characteristics (FHLMC Conforming Pool continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan to Value Ratio			
Combined CLTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
20.001 - 30.000	1	40,000.00	0.02
30.001 - 40.000	4	312,000.00	0.14
40.001 - 50.000	4	669,208.00	0.29
50.001 - 60.000	18	2,445,300.00	1.07
60.001 - 70.000	50	7,039,532.00	3.08
70.001 - 80.000	474	78,191,380.50	34.22
80.001 - 90.000	575	100,766,726.90	44.10
90.001 - 100.000	234	39,019,752.00	17.08
Total:	**1,360**	**228,483,899.40**	**100.00**

Minimum.: 22.22
Maximum: 100.00
Weighted Average: 85.30

Collateral Characteristics (FHLMC Conforming Pool continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
451 - 500	1	37,500.00	0.02
501 - 550	184	24,518,552.50	10.73
551 - 600	282	41,962,597.00	18.37
601 - 650	324	54,130,914.90	23.69
651 - 700	341	64,900,434.00	28.40
701 - 750	171	32,856,874.00	14.38
751 - 800	56	10,021,227.00	4.39
801 >=	1	55,800.00	0.02
Total:	**1,360**	**228,483,899.40**	**100.00**

Minimum.: 500
Maximum.: 816
Weighted Average.: 641

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	1,360	228,483,899.40	100.00
Total:	**1,360**	**228,483,899.40**	**100.00**

Collateral Characteristics (FHLMC Conforming Pool continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	783	137,372,508.40	60.12
Cash Out Refinance	402	60,480,504.00	26.47
Rate/Term Refinance	175	30,630,887.00	13.41
Total:	**1,360**	**228,483,899.40**	**100.00**

Property Type			
Property Type	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Single Family	965	155,590,846.00	68.10
PUD	173	31,645,171.40	13.85
Condo	125	20,270,803.00	8.87
2-4 Family	86	18,925,045.00	8.28
Townhouse	7	1,077,314.00	0.47
Row House	3	803,720.00	0.35
Other	1	171,000.00	0.07
Total:	**1,360**	**228,483,899.40**	**100.00**

Collateral Characteristics (FHLMC Conforming Pool continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
California - South	309	67,785,367.00	29.67
California - North	114	26,740,811.00	11.70
Illinois	169	24,475,222.00	10.71
Colorado	111	20,798,901.00	9.10
Arizona	89	12,211,637.00	5.34
Florida	69	9,850,107.90	4.31
Texas	77	8,909,937.50	3.90
Massachusetts	30	7,040,150.00	3.08
Washington	36	6,033,627.00	2.64
Iowa	51	4,463,854.00	1.95
Missouri	43	4,059,045.00	1.78
Utah	28	4,033,971.00	1.77
Maryland	22	3,962,501.00	1.73
Michigan	27	3,650,415.00	1.60
New Jersey	15	2,484,520.00	1.09
Minnesota	14	2,404,185.00	1.05
Nevada	9	1,949,101.00	0.85
Virginia	9	1,755,900.00	0.77
Kansas	18	1,750,104.00	0.77
Indiana	13	1,574,771.00	0.69
Tennessee	18	1,528,935.00	0.67
Oregon	9	1,432,350.00	0.63
South Carolina	10	965,519.00	0.42
Connecticut	4	831,200.00	0.36
New Mexico	5	782,075.00	0.34
Arizona	10	721,600.00	0.32
Wisconsin	5	700,700.00	0.31
Pennsylvania	4	688,350.00	0.30
Mississippi	5	675,791.00	0.30
Oklahoma	7	622,325.00	0.27
Other	30	3,600,927.00	1.58
Total:	**1,360**	**228,483,899.40**	**100.00**

Collateral Characteristics (FHLMC Conforming Pool continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Documentation Type			
Loan Documentation	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Full	815	125,382,235.90	54.88
Stated	506	95,467,288.50	41.78
Limited	39	7,634,375.00	3.34
Total:	**1,360**	**228,483,899.40**	**100.00**

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	64	10,814,123.00	4.73
5.001 - 5.500	670	125,567,856.00	54.96
5.501 - 6.000	335	57,555,833.00	25.19
6.001 - 6.500	290	34,472,287.40	15.09
7.001 - 7.500	1	73,800.00	0.03
Total:	**1,360**	**228,483,899.40**	**100.00**

Minimum.: 4.990
Maximum.: 7.250
Weighted Average: 5.669

Collateral Characteristics (FHLMC Conforming Pool continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
3.000	1,360	228,483,899.40	100.00
Total:	**1,360**	**228,483,899.40**	**100.00**

Minimum.: 3.000
Maximum.: 3.000
Weighted Average: 3.000

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	1,360	228,483,899.40	100.00
Total:	**1,360**	**228,483,899.40**	**100.00**

Minimum.: 1.000
Maximum.: 1.000
Weighted Average: 1.000

Collateral Characteristics (FHLMC Conforming Pool continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.501 - 11.000	2	545,600.00	0.24
11.001 - 11.500	21	5,311,150.00	2.32
11.501 - 12.000	146	33,526,647.00	14.67
12.001 - 12.500	196	42,163,026.00	18.45
12.501 - 13.000	277	48,723,061.00	21.32
13.001 - 13.500	235	36,231,354.90	15.86
13.501 - 14.000	250	34,512,608.00	15.11
14.001 - 14.500	120	15,780,000.00	6.91
14.501 - 15.000	78	8,968,544.50	3.93
15.001 - 15.500	23	1,670,762.00	0.73
15.501 - 16.000	10	870,046.00	0.38
16.001 - 16.500	2	181,100.00	0.08
Total:	**1,360**	**228,483,899.40**	**100.00**

Minimum.: 10.990
Maximum.: 16.500
Weighted Average: 13.002

Collateral Characteristics (FHLMC Conforming Pool continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	23	5,856,750.00	2.56
5.501 - 6.000	146	33,526,647.00	14.67
6.001 - 6.500	196	42,163,026.00	18.45
6.501 - 7.000	277	48,723,061.00	21.32
7.001 - 7.500	235	36,231,354.90	15.86
7.501 - 8.000	250	34,512,608.00	15.11
8.001 - 8.500	120	15,780,000.00	6.91
8.501 - 9.000	78	8,968,544.50	3.93
9.001 - 9.500	23	1,670,762.00	0.73
9.501 - 10.000	10	870,046.00	0.38
10.001 - 10.500	2	181,100.00	0.08
Total:	**1,360**	**228,483,899.40**	**100.00**

Minimum.: 4.990
Maximum.: 10.500
Weighted Average: 7.002

Collateral Characteristics (FHLMC Conforming Pool continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	7	778,950.00	0.34
2005-07	203	33,810,662.00	14.80
2005-08	966	164,422,958.40	71.96
2005-09	171	27,309,857.00	11.95
2006-08	12	2,008,562.00	0.88
2006-09	1	152,910.00	0.07
Total:	**1,360**	**228,483,899.40**	**100.00**

FIELDSTONE MORTGAGE LOAN TRUST 2003-1


FIELDSTONE
MORTGAGE COMPANY

Preliminary Collateral Characteristics **

Contacts		
Syndicate	Kevin White / Dan Covello	(212) 526-9519
Trading	Rishi Bansal	(212) 526-8315
	Matt Miller	(212) 526-8315
	Dan Wallace	(212) 526-8315
Residential Mortgage Finance	Matt Lewis	(212) 526-7447
	Shiv Rao	(212) 526-6205
	Martin Priest	(212) 526-0212
	Christina Barretto	(212) 526-2185
Structuring	Dennis Tsyba	(212) 526-1102

** Collateral characteristics are listed below as of the Aug. 1, 2003 Statistical Pool Cut-off Date. The characteristics of the final expected $500 million aggregate pool as of the Sept. 1, 2003 Cut-off Date may change.

Collateral Summary (Aggregate Pool)			
Total Number of Loans	2061	**Geographic Distribution**	
Total Outstanding Loan Balance	$365,200,217.40	(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
Average Loan Balance	$177,195.64		
Fixed Rate	18.908%		
Adjustable Rate	81.192%	California	50.23%
Prepayment Penalty Coverage	81.858%	Colorado	7.86%
Weighted Average Coupon	7.007%	Illinois	7.54%
Weighted Average Margin	5.655%		
Weighted Average Initial Periodic Cap	3.000%	**Largest Zip Code Concentration**	
Weighted Average Periodic Cap	1.000%	Zip Code (City) - 94513 (Brentwood, CA)	0.88%
Weighted Average Maximum Rate	12.862%		
Weighted Average Floor	6.862%	**Occupancy Status**	
Weighted Average Original Term (mo.)	355	Primary Home	93.92%
Weighted Average Remaining Term (mo.)	355	Investment	5.87%
Weighted Average LTV	83.034%	Second Home	0.21%
Weighted Average CLTV	84.714%		
Weighted Average FICO	649	**Loan Purpose**	
Weighted Average DTI	41.62%	Purchase	63.50%
		Cashout Refinance	23.83%
Product Type		Rate/Term Refinance	12.67%
2/28 ARM	80.407%		
Fixed Rate	16.643%	**Lien Position**	
Balloon	2.265%	First Lien	97.95%
3/27 ARM	0.685%	Second Lien	2.05%
Prepayment Penalty (years)			
None	18.142%		
0.500	0.375%		
1.000	1.491%		
1.500	0.047%		
2.000	68.186%		
2.500	1.193%		
3.000	10.567%		

Collateral Characteristics (Aggregate Pool)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances

Current Balance ($)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.01 - 50,000.00	191	6,756,341.00	1.85
50,000.01 - 100,000.00	425	31,888,277.00	8.73
100,000.01 - 150,000.00	401	50,466,552.50	13.82
150,000.01 - 200,000.00	290	50,790,033.00	13.91
200,000.01 - 250,000.00	252	56,378,944.00	15.44
250,000.01 - 300,000.00	207	56,400,601.90	15.44
300,000.01 - 350,000.00	120	38,947,577.00	10.66
350,000.01 - 400,000.00	105	39,660,586.00	10.86
400,000.01 - 450,000.00	24	10,256,524.00	2.81
450,000.01 - 500,000.00	35	17,047,781.00	4.67
550,000.01 - 600,000.00	6	3,439,400.00	0.94
600,000.01 - 650,000.00	5	3,167,600.00	0.87
Total:	**2,061**	**365,200,217.40**	**100.00**

Minimum: 12,080.00
Maximum: 650,000.00
Weighted Average: 177,195.64

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
(%)	**No. of Loans**	**Total Current Balance**	**% of Cut Off Date Principal Balance**
0.001 - 5.500	35	9,749,490.00	2.67
5.501 - 6.000	209	58,184,147.00	15.93
6.001 - 6.500	282	71,546,315.00	19.59
6.501 - 7.000	394	83,335,848.00	22.82
7.001 - 7.500	282	48,261,787.90	13.26
7.501 - 8.000	339	48,345,034.00	13.24
8.001 - 8.500	159	19,976,718.00	5.47
8.501 - 9.000	121	13,688,794.50	3.75
9.001 - 9.500	43	3,117,160.00	0.85
9.501 - 10.000	25	1,683,053.00	0.46
10.001 - 10.500	168	7,126,170.00	1.95
10.501 - 11.000	4	185,700.00	0.05
Total:	**2,061**	**365,200,217.40**	**100.00**

Minimum: 4.990
Maximum: 10.750
Weighted Average: 7.007

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Months	**No. of Loans**	**Total Current Balance**	**% of Cut Off Date Principal Balance**
171 - 180	212	9,864,151.00	2.70
181 - 240	2	896,000.00	0.25
301 - 360	1,847	354,440,066.40	97.05
Total:	**2,061**	**365,200,217.40**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 355

Remaining Terms to Stated Maturity			
Months	**No. of Loans**	**Total Current Balance**	**% of Cut-Off Date Principal Balance**
171 - 180	212	9,864,151.00	2.70
181 - 240	2	896,000.00	0.25
301 - 360	1,847	354,440,066.40	97.05
Total:	**2,061**	**365,200,217.40**	**100.00**

Minimum: 179
Maximum: 360
Weighted Average: 355

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio			
(%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 10.000	22	652,343.00	0.18
10.001 - 20.000	147	6,492,434.00	1.78
20.001 - 30.000	10	250,379.00	0.07
30.001 - 40.000	10	556,671.00	0.15
40.001 - 50.000	12	1,802,208.00	0.49
50.001 - 60.000	22	3,543,300.00	0.97
60.001 - 70.000	82	12,638,892.00	3.46
70.001 - 80.000	725	144,543,239.50	39.58
80.001 - 90.000	724	141,015,228.90	38.61
90.001 - 100.000	307	53,705,522.00	14.71
Total:	**2,061**	**365,200,217.40**	**100.00**

Minimum: 10.00
Maximum: 100.00
Weighted Average: 83.03

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan-to-Value Ratio			
Combined CLTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
20.001 - 30.000	1	40,000.00	0.01
30.001 - 40.000	6	428,000.00	0.12
40.001 - 50.000	12	1,802,208.00	0.49
50.001 - 60.000	22	3,543,300.00	0.97
60.001 - 70.000	82	12,638,892.00	3.46
70.001 - 80.000	725	144,543,239.50	39.58
80.001 - 90.000	724	141,015,228.90	38.61
90.001 - 100.000	489	61,189,349.00	16.76
Total:	**2,061**	**365,200,217.40**	**100.00**

Minimum: 22.22
Maximum: 100.00
Weighted Average: 84.71

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Not Available	3	602,100.00	0.16
451 - 500	1	37,500.00	0.01
501 - 550	206	28,206,312.50	7.72
551 - 600	353	55,496,271.00	15.20
601 - 650	488	86,717,592.90	23.75
651 - 700	607	121,015,132.00	33.14
701 - 750	296	54,596,759.00	14.95
751 - 800	104	18,286,750.00	5.01
801 >=	3	241,800.00	0.07
Total:	**2,061**	**365,200,217.40**	**100.00**

Minimum: 500
Maximum: 816
Weighted Average: 649

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	1,879	357,716,390.40	97.95
2nd Lien	182	7,483,827.00	2.05
Total:	**2,061**	**365,200,217.40**	**100.00**

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	1,275	231,909,976.40	63.50
Cash Out Refinance	534	87,011,294.00	23.83
Rate/Term Refinance	252	46,278,947.00	12.67
Total:	**2,061**	**365,200,217.40**	**100.00**

Property Type			
Property Type	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Single Family	1,440	246,031,109.00	67.37
PUD	306	61,822,784.40	16.93
Condo	190	30,836,337.00	8.44
2-4 Family	110	24,097,815.00	6.60
Townhouse	11	1,437,452.00	0.39
Row House	3	803,720.00	0.22
Other	1	171,000.00	0.05
Total:	**2,061**	**365,200,217.40**	**100.00**

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30			
State	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
California – South	560	125,788,656.00	34.44
California – North	222	57,650,622.00	15.79
Colorado	152	28,718,653.00	7.86
Illinois	195	27,530,057.00	7.54
Arizona	114	16,986,296.00	4.65
Florida	102	15,473,836.90	4.24
Texas	151	14,731,496.50	4.03
Massachusetts	45	10,759,950.00	2.95
Washington	55	8,229,168.00	2.25
Utah	32	5,534,371.00	1.52
Maryland	28	5,375,814.00	1.47
Iowa	63	5,300,294.00	1.45
Virginia	18	5,281,700.00	1.45
Missouri	50	4,555,476.00	1.25
Michigan	35	4,532,515.00	1.24
Nevada	14	3,106,497.00	0.85
Minnesota	18	3,033,185.00	0.83
New Jersey	16	2,546,720.00	0.70
Tennessee	30	2,471,280.00	0.68
Kansas	23	2,134,464.00	0.58
Oregon	14	1,919,150.00	0.53
Indiana	17	1,730,471.00	0.47
Mississippi	8	1,165,791.00	0.32
Wisconsin	9	1,127,500.00	0.31
South Carolina	12	1,064,319.00	0.29
Pennsylvania	6	988,950.00	0.27
Connecticut	5	856,200.00	0.23
North Carolina	8	821,433.00	0.22
New Mexico	5	782,075.00	0.21
Oklahoma	10	772,325.00	0.21
Other	44	4,230,952.00	1.16
Total:	**2,061**	**365,200,217.40**	**100.00**

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Documentation Type			
Loan Documentation	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Full	1,150	186,830,324.90	51.16
Stated	855	166,299,057.50	45.54
Limited	56	12,070,835.00	3.31
Total:	**2,061**	**365,200,217.40**	**100.00**

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	65	11,269,123.00	3.81
5.001 - 5.500	785	170,908,045.00	57.71
5.501 - 6.000	380	75,461,229.00	25.48
6.001 - 6.500	300	38,434,447.40	12.98
7.001 - 7.500	1	73,800.00	0.02
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 4.990
Maximum: 7.250
Weighted Average: 5.655

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Rate Cap

Initial Periodic Rate Cap	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
3.000	1,531	296,146,644.40	100.00
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 3.000
Maximum: 3.000
Weighted Average: 3.000

Period Cap

Periodic Rate Cap	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1.000	1,531	296,146,644.40	100.00
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.501 - 11.000	2	545,600.00	0.18
11.001 - 11.500	29	8,484,050.00	2.86
11.501 - 12.000	205	56,720,147.00	19.15
12.001 - 12.500	242	60,379,139.00	20.39
12.501 - 13.000	316	64,459,066.00	21.77
13.001 - 13.500	248	41,231,847.90	13.92
13.501 - 14.000	255	36,492,592.00	12.32
14.001 - 14.500	120	15,780,000.00	5.33
14.501 - 15.000	79	9,332,294.50	3.15
15.001 - 15.500	23	1,670,762.00	0.56
15.501 - 16.000	10	870,046.00	0.29
16.001 - 16.500	2	181,100.00	0.06
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 10.990
Maximum: 16.500
Weighted Average: 12.862

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	31	9,029,650.00	3.05
5.501 - 6.000	205	56,720,147.00	19.15
6.001 - 6.500	242	60,379,139.00	20.39
6.501 - 7.000	316	64,459,066.00	21.77
7.001 - 7.500	248	41,231,847.90	13.92
7.501 - 8.000	255	36,492,592.00	12.32
8.001 - 8.500	120	15,780,000.00	5.33
8.501 - 9.000	79	9,332,294.50	3.15
9.001 - 9.500	23	1,670,762.00	0.56
9.501 - 10.000	10	870,046.00	0.29
10.001 - 10.500	2	181,100.00	0.06
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 4.990
Maximum: 10.500
Weighted Average: 6.862

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
	No. of Loans	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	8	1,277,700.00	0.43
2005-07	228	43,473,397.00	14.68
2005-08	1,098	217,143,114.40	73.32
2005-09	183	31,750,961.00	10.72
2006-08	13	2,348,562.00	0.79
2006-09	1	152,910.00	0.05
Total:	**1,531**	**296,146,644.40**	**100.00**

Collateral Summary (ARM Pool)			
Total Number of Loans	1,531	**Geographic Distribution**	
Total Outstanding Loan Balance	296,146,644.40	(Other States account individually for less	
Average Loan Balance	193,433.47	than 5.00% of the Cut-Off Date aggregate	
Fixed Rate	0.00%	principal balance)	
Adjustable Rate	100.00%	CA-S	32.74%
Prepayment Penalty Coverage	87.435%	CA-N	16.01%
Weighted Average Coupon	6.862%	IL	8.67%
Weighted Average Margin	5.655%	CO	8.00%
Weighted Average Initial Periodic Cap	3.000%	AZ	5.26%
Weighted Average Periodic Cap	1.000%		
Weighted Average Maximum Rate	12.862%	**Largest Zip Code Concentration**	
Weighted Average Floor	6.862%	Zip Code (City) – 94513 (Brentwood, CA)	1.00%
Weighted Average Original Term (mo.)	360		
Weighted Average Remaining Term (mo.)	360	**Occupancy Status**	
Weighted Average LTV	84.982%	Primary Home	94.53%
Weighted Average CLTV	84.982%	Investment	5.28%
Weighted Average FICO	644	Second Home	0.19%
Weighted Average DTI	41.773%		
		Loan Purpose	
Product Type		Purchase	62.13%
2/28 ARM	99.155%	Cashout Refinance	24.36%
3/27 ARM	0.845%	Rate/Term Refinance	13.51%
Prepayment Penalty (years)		**Lien Position**	
None	12.565%	First Lien	100.00%
0.500	0.342%		
1.000	1.616%		
1.500	0.058%		
2.000	83.127%		
2.500	1.471%		
3.000	0.821%		

Collateral Characteristics (ARM Pool)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances

Current Balance	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.01 - 50,000.00	38	1,671,080.00	0.56
50,000.01 - 100,000.00	288	22,280,501.00	7.52
100,000.01 - 150,000.00	319	40,181,026.50	13.57
150,000.01 - 200,000.00	248	43,700,163.00	14.76
200,000.01 - 250,000.00	216	48,455,904.00	16.36
250,000.01 - 300,000.00	181	49,256,481.90	16.63
300,000.01 - 350,000.00	98	31,725,317.00	10.71
350,000.01 - 400,000.00	95	35,772,666.00	12.08
400,000.01 - 450,000.00	16	6,827,324.00	2.31
450,000.01 - 500,000.00	25	12,055,781.00	4.07
550,000.01 - 600,000.00	4	2,270,400.00	0.77
600,000.01 - 650,000.00	3	1,950,000.00	0.66
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 31,046.00
Maximum: 650,000.00
Weighted Average: 193,433.47

Collateral Characteristics (ARM Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	31	9,029,650.00	3.05
5.501 - 6.000	205	56,720,147.00	19.15
6.001 - 6.500	242	60,379,139.00	20.39
6.501 - 7.000	316	64,459,066.00	21.77
7.001 - 7.500	248	41,231,847.90	13.92
7.501 - 8.000	255	36,492,592.00	12.32
8.001 - 8.500	120	15,780,000.00	5.33
8.501 - 9.000	79	9,332,294.50	3.15
9.001 - 9.500	23	1,670,762.00	0.56
9.501 - 10.000	10	870,046.00	0.29
10.001 - 10.500	2	181,100.00	0.06
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 4.990
Maximum: 10.500
Weighted Average: 6.862

Collateral Characteristics (ARM Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
301 - 360	1,531	296,146,644.40	100.00
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 360
Maximum: 360
Weighted Average: 360

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
301 - 360	1,531	296,146,644.40	100.00
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 358
Maximum: 360
Weighted Average: 360

Collateral Characteristics (ARM Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan to Value Ratio			
Original LTV (Given)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
20.001 - 25.000	1	40,000.00	0.01
30.001 - 35.000	4	312,000.00	0.10
45.001 - 50.000	4	669,208.00	0.23
50.001 - 55.000	11	1,381,100.00	0.47
55.001 - 60.000	7	1,064,200.00	0.36
60.001 - 65.000	9	1,198,209.00	0.41
65.001 - 70.000	45	7,496,323.00	2.53
70.001 - 75.000	94	15,640,841.50	5.28
75.001 - 80.000	451	92,591,010.00	31.26
80.001 - 85.000	325	68,930,566.00	23.28
85.001 - 90.000	329	61,401,882.90	20.73
90.001 - 95.000	44	8,151,563.00	2.75
95.001 - 100.000	207	37,269,741.00	12.58
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 22.22
Maximum: 100.00
Weighted Average: 84.98

Collateral Characteristics (ARM Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan to Value Ratio			
Original LTV (Given)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
20.01 - 30.00	1	40,000.00	0.01
30.01 - 40.00	4	312,000.00	0.11
40.01 - 50.00	4	669,208.00	0.23
50.01 - 60.00	18	2,445,300.00	0.83
60.01 – 70.00	54	8,694,532.00	2.94
70.01 - 80.00	545	108,231,851.50	36.55
80.01 - 90.00	654	130,332,448.90	44.01
90.01 - 100.00	251	45,421,304.00	15.34
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 22.23
Maximum: 100.00
Weighted Average: 84.98

Collateral Characteristics (ARM Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Not Available	1	346,500.00	0.12
451 - 500	1	37,500.00	0.01
501 - 550	188	26,053,552.50	8.80
551 - 600	302	49,825,500.00	16.82
601 - 650	376	74,517,462.90	25.16
651 - 700	408	92,052,058.00	31.08
701 - 750	189	39,821,644.00	13.45
751 - 800	65	13,436,627.00	4.54
801 >=	1	55,800.00	0.02
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 500
Maximum: 816
Weighted Average: 644

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	1,531	296,146,644.40	100.00
Total:	**1,531**	**296,146,644.40**	**100.00**

Collateral Characteristics (ARM Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	901	183,996,703.40	62.13
Cash Out Refinance	432	72,142,554.00	24.36
Rate/Term Refinance	198	40,007,387.00	13.51
Total:	**1,531**	**296,146,644.40**	**100.00**

Property Type			
Property Type	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Single Family	1,087	204,272,734.00	68.98
PUD	208	45,303,648.40	15.30
Condo	139	25,593,183.00	8.64
2-4 Family	86	18,925,045.00	6.39
Townhouse	7	1,077,314.00	0.36
Row House	3	803,720.00	0.27
Other	1	171,000.00	0.06
Total:	**1,531**	**296,146,644.40**	**100.00**

Collateral Characteristics (ARM Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30			
State (Top 30)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
California – South	382	96,952,916.00	32.74
California – North	168	47,414,189.00	16.01
Illinois	172	25,667,622.00	8.67
Colorado	118	23,697,985.00	8.00
Arizona	97	15,570,787.00	5.26
Florida	74	11,755,017.90	3.97
Massachusetts	37	9,902,650.00	3.34
Texas	78	9,251,937.50	3.12
Washington	37	6,413,627.00	2.17
Utah	31	5,504,971.00	1.86
Maryland	24	4,679,814.00	1.58
Iowa	51	4,463,854.00	1.51
Missouri	43	4,059,045.00	1.37
Michigan	27	3,650,415.00	1.23
Virginia	12	2,874,500.00	0.97
Nevada	11	2,810,897.00	0.95
New Jersey	15	2,484,520.00	0.84
Minnesota	14	2,404,185.00	0.81
Tennessee	19	1,878,000.00	0.63
Kansas	18	1,750,104.00	0.59
Indiana	13	1,574,771.00	0.53
Oregon	9	1,432,350.00	0.48
Mississippi	6	1,039,791.00	0.35
South Carolina	10	965,519.00	0.33
Connecticut	4	831,200.00	0.28
New Mexico	5	782,075.00	0.26
Arizona	10	721,600.00	0.24
Wisconsin	5	700,700.00	0.24
Pennsylvania	4	688,350.00	0.23
Oklahoma	7	622,325.00	0.21
Other	30	3,600,927.00	1.22
Total:	**1,531**	**296,146,644.40**	**100.00**

Collateral Characteristics (ARM Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Documentation Type			
Loan Documentation	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Full	887	154,458,844.90	52.16
Stated	596	130,537,064.50	44.08
Limited	48	11,150,735.00	3.77
Total:	**1,531**	**296,146,644.40**	**100.00**

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	65	11,269,123.00	3.81
5.001 - 5.500	785	170,908,045.00	57.71
5.501 - 6.000	380	75,461,229.00	25.48
6.001 - 6.500	300	38,434,447.40	12.98
7.001 - 7.500	1	73,800.00	0.02
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 4.990
Maximum: 7.250
Weighted Average: 5.655

Collateral Characteristics (ARM Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
3.000	1,531	296,146,644.40	100.00
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 3.000
Maximum: 3.000
Weighted Average: 3.000

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	1,531	296,146,644.40	100.00
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Collateral Characteristics (ARM Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.501 - 11.000	2	545,600.00	0.18
11.001 - 11.500	29	8,484,050.00	2.86
11.501 - 12.000	205	56,720,147.00	19.15
12.001 - 12.500	242	60,379,139.00	20.39
12.501 - 13.000	316	64,459,066.00	21.77
13.001 - 13.500	248	41,231,847.90	13.92
13.501 - 14.000	255	36,492,592.00	12.32
14.001 - 14.500	120	15,780,000.00	5.33
14.501 - 15.000	79	9,332,294.50	3.15
15.001 - 15.500	23	1,670,762.00	0.56
15.501 - 16.000	10	870,046.00	0.29
16.001 - 16.500	2	181,100.00	0.06
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 10.990
Maximum: 16.500
Weighted Average: 12.862

Collateral Characteristics (ARM Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	31	9,029,650.00	3.05
5.501 - 6.000	205	56,720,147.00	19.15
6.001 - 6.500	242	60,379,139.00	20.39
6.501 - 7.000	316	64,459,066.00	21.77
7.001 - 7.500	248	41,231,847.90	13.92
7.501 - 8.000	255	36,492,592.00	12.32
8.001 - 8.500	120	15,780,000.00	5.33
8.501 - 9.000	79	9,332,294.50	3.15
9.001 - 9.500	23	1,670,762.00	0.56
9.501 - 10.000	10	870,046.00	0.29
10.001 - 10.500	2	181,100.00	0.06
Total:	**1,531**	**296,146,644.40**	**100.00**

Minimum: 4.990
Maximum: 10.500
Weighted Average: 6.862

Collateral Characteristics (ARM Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	8	1,277,700.00	0.43
2005-07	228	43,473,397.00	14.68
2005-08	1,098	217,143,114.40	73.32
2005-09	183	31,750,961.00	10.72
2006-08	13	2,348,562.00	0.79
2006-09	1	152,910.00	0.05
Total:	**1,531**	**296,146,644.40**	**100.00**

Collateral Summary (Fixed Rate Pool)			
Total Number of Loans	530	**Geographic Distribution**	
Total Outstanding Loan Balance	69,053,573.00	(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
Average Loan Balance	130,289.76		
Fixed Rate	100.00%		
Adjustable Rate	0.00%	Southern California	41.76%
Prepayment Penalty Coverage	57.939%	Northern California	14.82%
Weighted Average Coupon	7.633%	Texas	7.94%
Weighted Average Margin	N/A	Colorado	7.27%
Weighted Average Initial Periodic Cap	N/A	Florida	5.39%
Weighted Average Periodic Cap	N/A		
Weighted Average Maximum Rate	N/A	**Largest Zip Code Concentration**	
Weighted Average Floor	N/A	Zip Code (City) – 20148 (Ashburn, VA)	2.66%
Weighted Average Original Term (mo.)	333		
Weighted Average Remaining Term (mo.)	333	**Occupancy Status**	
Weighted Average LTV	74.679%	Primary Home	91.31%
Weighted Average CLTV	83.565%	Investment	8.39%
Weighted Average FICO	670	Second Home	0.30%
Weighted Average DTI	40.984%		
		Loan Purpose	
Product Type		Purchase	69.39%
Fixed Rate	88.022%	Cashout Refinance	21.53%
Balloon	11.978%	Rate/Term Refinance	9.08%
Prepayment Penalty (years)		**Lien Position**	
None	42.061%	First Lien	89.16%
0.500	0.513%	Second Lien	10.84%
1.000	0.957%		
2.000	4.109%		
3.000	52.361%		

Collateral Characteristics (Fixed Rate Pool)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	153	5,085,261.00	7.36
50,000.01 - 100,000.00	137	9,607,776.00	13.91
100,000.01 - 150,000.00	82	10,285,526.00	14.89
150,000.01 - 200,000.00	42	7,089,870.00	10.27
200,000.01 - 250,000.00	36	7,923,040.00	11.47
250,000.01 - 300,000.00	26	7,144,120.00	10.35
300,000.01 - 350,000.00	22	7,222,260.00	10.46
350,000.01 - 400,000.00	10	3,887,920.00	5.63
400,000.01 - 450,000.00	8	3,429,200.00	4.97
450,000.01 - 500,000.00	10	4,992,000.00	7.23
550,000.01 - 600,000.00	2	1,169,000.00	1.69
600,000.01 - 650,000.00	2	1,217,600.00	1.76
Total:	**530**	**69,053,573.00**	**100.00**

Minimum: 12,080.00
Maximum: 608,800.00
Weighted Average: 130,289.76

Collateral Characteristics (Fixed Rate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	4	719,840.00	1.04
5.501 - 6.000	4	1,464,000.00	2.12
6.001 - 6.500	40	11,167,176.00	16.17
6.501 - 7.000	78	18,876,782.00	27.34
7.001 - 7.500	34	7,029,940.00	10.18
7.501 - 8.000	84	11,852,442.00	17.16
8.001 - 8.500	39	4,196,718.00	6.08
8.501 - 9.000	42	4,356,500.00	6.31
9.001 - 9.500	20	1,446,398.00	2.09
9.501 - 10.000	15	813,007.00	1.18
10.001 - 10.500	166	6,945,070.00	10.06
10.501 - 11.000	4	185,700.00	0.27
Total:	**530**	**69,053,573.00**	**100.00**

Minimum: 5.500
Maximum: 10.750
Weighted Average: 7.633

Collateral Characteristics (Fixed Rate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	212	9,864,151.00	14.28
181 - 240	2	896,000.00	1.30
301 - 360	316	58,293,422.00	84.42
Total:	**530**	**69,053,573.00**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 333

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	212	9,864,151.00	14.28
181 - 240	2	896,000.00	1.30
301 - 360	316	58,293,422.00	84.42
Total:	**530**	**69,053,573.00**	**100.00**

Minimum: 179
Maximum: 360
Weighted Average: 333

Collateral Characteristics (Fixed Rate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan to Value Ratio

LTV (Calc)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.001 - 10.000	22	652,343.00	0.95
10.001 - 20.000	147	6,492,434.00	9.40
20.001 - 30.000	9	210,379.00	0.31
30.001 - 40.000	6	244,671.00	0.35
40.001 - 50.000	8	1,133,000.00	1.64
50.001 - 60.000	4	1,098,000.00	1.59
60.001 - 70.000	28	3,944,360.00	5.71
70.001 - 80.000	180	36,311,388.00	52.58
80.001 - 90.000	70	10,682,780.00	15.47
90.001 - 100.000	56	8,284,218.00	12.00
Total:	**530**	**69,053,573.00**	**100.00**

Minimum: 10.00
Maximum: 100.00
Weighted Average: 74.68

Collateral Characteristics (Fixed Rate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan to Value			
Combined CLTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
30.001 - 40.000	2	116,000.00	0.17
40.001 - 50.000	8	1,133,000.00	1.64
50.001 - 60.000	4	1,098,000.00	1.59
60.001 - 70.000	28	3,944,360.00	5.71
70.001 - 80.000	180	36,311,388.00	52.58
80.001 - 90.000	70	10,682,780.00	15.47
90.001 - 100.000	238	15,768,045.00	22.84
Total:	**530**	**69,053,573.00**	**100.00**

Minimum: 35.15
Maximum: 100.00
Weighted Average: 83.57

Collateral Characteristics (Fixed Rate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Not Available	2	255,600.00	0.37
501 - 550	18	2,152,760.00	3.12
551 - 600	51	5,670,771.00	8.21
601 - 650	112	12,200,130.00	17.67
651 - 700	199	28,963,074.00	41.94
701 - 750	107	14,775,115.00	21.40
751 - 800	39	4,850,123.00	7.02
801 >=	2	186,000.00	0.27
Total:	**530**	**69,053,573.00**	**100.00**

Minimum: 505
Maximum: 810
Weighted Average: 670

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance**	**%**
1st Lien	348	61,569,746.00	89.16
2nd Lien	182	7,483,827.00	10.84
Total:	**530**	**69,053,573.00**	**100.00**

Collateral Characteristics (Fixed Rate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	374	47,913,273.00	69.39
Cash Out Refinance	102	14,868,740.00	21.53
Rate/Term Refinance	54	6,271,560.00	9.08
Total:	**530**	**69,053,573.00**	**100.00**

Property Type			
Property Type	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Single Family	353	41,758,375.00	60.47
PUD	98	16,519,136.00	23.92
Condo	51	5,243,154.00	7.59
2-4 Family	24	5,172,770.00	7.49
Townhouse	4	360,138.00	0.52
Total:	**530**	**69,053,573.00**	**100.00**

Collateral Characteristics (Fixed Rate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
California – South	178	28,835,740.00	41.76
California – North	54	10,236,433.00	14.82
Texas	73	5,479,559.00	7.94
Colorado	34	5,020,668.00	7.27
Florida	28	3,718,819.00	5.39
Virginia	6	2,407,200.00	3.49
Illinois	23	1,862,435.00	2.70
Washington	18	1,815,541.00	2.63
Arizona	17	1,415,509.00	2.05
Michigan	8	882,100.00	1.28
Massachusetts	8	857,300.00	1.24
Iowa	12	836,440.00	1.21
Maryland	4	696,000.00	1.01
Minnesota	4	629,000.00	0.91
Tennessee	11	593,280.00	0.86
Missouri	7	496,431.00	0.72
Oregon	5	486,800.00	0.70
Wisconsin	4	426,800.00	0.62
Kansas	5	384,360.00	0.56
Pennsylvania	2	300,600.00	0.44
Nevada	3	295,600.00	0.43
Louisiana	4	271,000.00	0.39
North Carolina	2	213,138.00	0.31
Indiana	4	155,700.00	0.23
Oklahoma	3	150,000.00	0.22
Mississippi	2	126,000.00	0.18
Nebraska	2	105,120.00	0.15
South Carolina	2	98,800.00	0.14
West Virginia	2	80,000.00	0.12
New Jersey	1	62,200.00	0.09
Other	4	115,000.00	0.17
Total:	**530**	**69,053,573.00**	**100.00**

Collateral Characteristics (Fixed Rate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Documentation Type			
Loan Documentation	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Stated	259	35,761,993.00	51.79
Full	263	32,371,480.00	46.88
Limited	8	920,100.00	1.33
Total:	**530**	**69,053,573.00**	**100.00**